                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (AMENDMENT NO. ___)*


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FITZGERALDS GAMING CORPORATION
                         ------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   338271109
                                 --------------
                                 (CUSIP Number)

                               FERNANDO BENSUASKI
                               310 FREMONT STREET
                            LAS VEGAS, NEVADA  89101
                                 (702) 388-2224
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                                FEBRUARY 1, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     265440107           SCHEDULE 13D               PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip D. Griffith
      SS ####-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      Not Applicable                                                   (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]

      Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,561,023
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,561,023
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,561,023 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      Not applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      63.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 265440107                  SCHEDULE 13D             PAGE 3 OF 4 PAGES



ITEM 1.   SECURITY AND ISSUER

         Common Stock, $.01 par value per share
         Fitzgeralds Gaming Corporation
         301 Fremont Street
         Las Vegas, Nevada  89101

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) Name: Philip D. Griffith. Mr. Griffith's stock is held by the Philip D. Griffith Trust of which Mr. Griffith is the sole trustee.
         (b)     Residence address:  6951 Mira Vista, Las Vegas, Nevada  89120.
         (c) Principal occupation: President and Chief Executive Officer, Fitzgeralds Gaming Corporation and its subsidiaries, 301 Fremont Street, Las Vegas Nevada 89101.
         (d)     Criminal proceedings:  None
         (e)     Civil proceedings:  None
         (f)     Citizenship:  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds.

ITEM 4.  PURPOSE OF TRANSACTION

         (a)     Not applicable.
         (b)     Not applicable.
         (c)     Not applicable.
         (d)     Not applicable.
         (e)     Not applicable.
         (f)     Not applicable.
         (g)     Not applicable.
         (h)     Not applicable.
         (i)     Not applicable.
         (j)     Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 2,561,023 shares of common stock representing 63.8% of the shares outstanding. Mr. Griffith's stock is held by the Philip D. Griffith Trust, of which Mr. Griffith is the sole trustee.

         (b)     Sole power to vote:  2,561,023
                 Shared power to vote:  0
                 Sole dispositive power to vote:  2,561,023
                 Shared dispositive power to vote:  0

         (c)     None.

CUSIP NO. 265440107                 SCHEDULE 13D             PAGE 4 OF 4 PAGES




         (d)     None.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Griffith and Jerome H. Turk were parties to a Shareholders Voting Agreement, dated October 9, 1995, pursuant to which Messrs. Griffith and Turk agreed to vote or cause to be voted all of the shares of the Company's Common Stock held by such individuals in favor of the other for re-election as directors of the Company through June 30, 1988 so long as Mr. Turk remained in the full-time employ of the Company. On January 1, 1997, Mr. Turk became a part-time employee of the Company, thus terminating the Shareholders Voting Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             March 10, 1997                     /s/ Philip D. Griffith
             --------------                     -----------------------------
                 Date                               Philip D. Griffith